SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 26, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

July 26, 2017

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Summary of Consolidated Financial Results for the Six Months Ended June 30, 2017

Prepared in Accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

Company name:	LINE Corporation (Stock Code:3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: August 10, 2017
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1. Consolidated financial results for the first six months of 2017 (from January 1, 2017 to June 30, 2017)
(1) Consolidated operating results (cumulative)				(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit before income taxes		Profit for the period
For the six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2017	78,696	16.9	18,629	39.4	16,961	58.7	10,549	268.1
June 30, 2016	67,310	19.8	13,367	–	10,688	–	2,866	–

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share	Diluted earnings per share
For the six months ended	Millions of yen	%	Millions of yen	%	Yen	Yen
June 30, 2017	10,273	301.4	13,626	–	46.95	43.32
June 30, 2016	2,559	–	1,111	–	14.63	13.10

(2) Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
June 30, 2017	270,612	177,192	176,329	65.2
December 31, 2016	256,089	161,023	160,834	62.8

2. Cash dividends
	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2016	–	0.00	–	0.00	0.00
For the year ending December 31, 2017	–	0.00
For the year ending December 31, 2017 (Forecast)			–	–	–
Note:	Revisions to the cash dividends forecasts most recently announced: None
Concerning cash dividends forecasts for the year ending December 31, 2017, while the Company has decided not to pay an interim dividend, it has not yet made a decision concerning the year-end dividend.

3. Consolidated earnings forecasts for 2017 (from January 1, 2017 to December 31, 2017)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes
(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None
(2)	Changes in accounting policies and estimates
	a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None
	b.	Changes in accounting policies due to other reasons: None
	c.	Changes in accounting estimates: None
(3)	Number of shares issued and outstanding (common stock)
	a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)
		As of June 30, 2017	219,407,000 shares
		As of December 31, 2016	217,775,500 shares
	b.	Number of treasury shares at the end of the period
		As of June 30, 2017	– shares
		As of December 31, 2016	– shares
	c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)
		For the six months ended June 30, 2017	218,812,544 shares
		For the six months ended June 30, 2016	87,974,120 shares
Note:	As of December 31, 2015, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the six-month period ended June 30, 2016 was 87,017,880. The combined average number of common shares and class A shares outstanding during the period (cumulative from the beginning of the fiscal year) for the six-month period ended June 30, 2016 was 174,992,000.

* Information regarding the quarterly review procedures

This summary quarterly financial results report is exempt from the quarterly consolidated financial statements review procedures in accordance with the Financial Instruments and Exchange Act.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

The Company plans to hold a financial results conference for institutional investors and analysts on Wednesday, July 26, 2017 (Tokyo time). The Company plans to upload the video of this conference and presentation material on its corporate website.

Index

1. Qualitative information regarding financial results for the six months ended June 30, 2017		6
(1)	Operating results	6
(2)	Financial position	7
(3)	Forecast of consolidated financial results	7
2. Interim condensed consolidated financial statements		8
(1)	Interim condensed consolidated statement of financial position - unaudited	8
(2)	Interim condensed consolidated statement of profit or loss - unaudited	10
(3)	Interim condensed consolidated statement of comprehensive income - unaudited	12
(4)	Interim condensed consolidated statement of change in equity - unaudited	13
(5)	Notes to interim condensed consolidated financial statements - unaudited	15
	Notes for going concern assumption	15

1. Qualitative information regarding financial results for the six months ended June 30, 2017

(1) Operating results

In the first six months of 2017 (from January 1, 2017 to June 30, 2017), amid continuing uncertainty regarding the economic policies of the new U.S. administration, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from the global economic slowdown. In addition, GDP growth rates in some of the Company’s key countries, including Thailand and Taiwan showed a moderate trend of recovery.

Meanwhile, in the Japanese economy, there were signs of recovery in exports in industries such as the IT industry, firm improvement in employment rates and personal income levels, while personal spending showed moderate improvement.

Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of mobile phone shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. [Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion] (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).

In this business environment, the Group actively moved forward with the LINE business and portal segment. As of June 30, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 169 million, a year-on-year increase of 7.5%.

* Monthly Active Users (“MAUs”) in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.

Revenues

LINE Business and Portal segment

The Group’s revenues from continuing operations from its major services in the first six months of 2016 and 2017 are as follows:

	(In millions of yen)
	For the six-month period
	ended June 30,
	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	15,063	15,615
Content(2)	23,252	20,521
Others(3)	4,503	8,496

Sub-total	42,818	44,632

Advertising
LINE advertising(4)	19,462	28,892
Portal advertising	5,030	5,172

Sub-total	24,492	34,064

Total	67,310	78,696
(1)	Revenues from communication increased mainly due to the steady growth of Creators’ Themes released in April 2016, as well as a shortening of the time taken for stickers to pass the review process and enhancement of products by popular creators for Creators’ stickers.
(2)	Revenues from content decreased mainly due to a decrease in revenues generated by the LINE Games business as a result of fewer new title releases, although we are steadily promoting existing services such as LINE Manga and LINE Fortune.
(3)	Revenues from others increased mainly due to the expansion of LINE Friends service primarily overseas as well as the launch of LINE Mobile in September 2016.
(4)	Revenues from LINE advertising increased mainly due to the continued growth of existing “messenger ads” such as Official Accounts as well as a significant increase in revenues generated by “performance ads” on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the first six months of 2017, other operating income included 10,444 million yen in gain on transfer of business resulting from restructuring of the camera application business. With respect to operating expenses, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses due mainly to additional network costs for LINE Mobile accompanying arising number of users, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to the relocation of the headquarter offices, and an increase in other operating expenses due to an increase in LINE Points expenses to attract new users for LINE Pay and an increase in rent payments for the new headquarter offices, which were partially offset by an decrease in the share-based payment expenses. Accordingly, the Group recorded operating expenses of 71,091 million yen, a year-on-year increase of 20.5%.

As a result, for the first six months of 2017, the Group recorded profit from operating activities of 18,629 million yen, a year-on-year increase of 39.4%.

Profit for the period from continuing operations

The Group recorded profit before tax for the period from continuing operations of 16,961 million yen in the first six months of 2017, a 58.7% increase year on year, due in part to an increase in profit from operating activities, a decrease in loss on foreign currency transactions, net, and a decrease in other non-operating expenses, which were offset in part by an increase in share of loss of associates and joint ventures. Income tax expense increased by 4.1% to 6,405 million yen for the first six months of 2017 compared to the first six months of 2016. On an after-tax basis, profit for the period from continuing operations was 10,556 million yen in the first six months of 2017, an increase of 132.9% year on year. The effective tax rate for the six-month period ended June 30, 2017 of 37.8% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2017. The effective income tax rate of 37.8% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates and joint ventures for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

Profit for the period

Loss for the period from discontinued operations, which relate to the MixRadio business, for the first six months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 10,549 million yen in the first six months of 2017, an increase of 268.1% year on year. Profit for the period attributable to the shareholders of the Company was 10,273 million yen in the first six months of 2017, an increase of 301.4% year on year.

(2) Financial position

Regarding the financial position of the Group as of June 30, 2017, total assets of the Group increased by 14,523 million yen compared to the end of the previous fiscal year to 270,612 million yen, primarily due to a 10,087 million yen increase in investments in associates and joint ventures mainly due to the acquisition of additional shares of Snow Corporation, which is an associate of the Group, in exchange for the camera application business and a 3,781 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices. Total liabilities decreased by 1,646 million yen to 93,420 million yen as of June 30, 2017. The main factor of decrease was a 2,719 million yen decrease in income taxes payables due to tax payments, while the main factor of increase was a 1,611 million yen increase in provisions, non-current, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices. Total shareholders’ equity increased by 16,169 million yen to 177,192 million yen as of June 30, 2017. These changes were primarily attributable to profit for the period of 10,549 million yen.

(3) Forecast of consolidated financial results

Forecasts for the next quarter

The Group’s revenues for the first nine months of fiscal year 2017 (January 1, 2017 to September 30, 2017) are expected to be higher compared to the corresponding period of 2016 driven by the steady growth of advertising. Specifically, in LINE advertising, growth in revenues is expected due to existing advertising products such as Official Accounts, and also the contribution from the revenues of performance ads appearing mainly in the Timeline and LINE NEWS that have enjoyed increased traffic from the News Tab, a feature newly added in February 2017. With respect to content distribution, the Group expects to generate revenues steadily, mainly because the Group plans to update existing titles and implement marketing activities. In addition, the Group expects stable revenues in communication as a result of executing measures geared toward seasons and events.

In the third quarter of fiscal year 2017 (July 1, 2017 to September 30, 2017), although increased operating expenses are expected following the expansion of services and marketing activities as well as full-scale investments in cloud AI “Clova” and new share-based compensation expenses, the Group expects to continue the trend of positive profit from operating activities.

2.	Interim Condensed Consolidated Financial Statements
(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited
	(In millions of yen)
	December 31, 2016	June 30, 2017
Assets
Current assets
Cash and cash equivalents	134,698	125,512
Trade and other receivables	28,167	31,418
Other financial assets, current	6,952	7,916
Inventories	961	2,526
Other current assets	3,929	5,005

Total current assets	174,707	172,377

Non-current assets
Property and equipment	9,029	12,810
Goodwill	3,400	5,360
Other intangible assets	1,851	2,101
Investments in associates and joint ventures	12,712	22,799
Other financial assets, non-current	35,715	38,881
Deferred tax assets	18,385	15,933
Other non-current assets	290	351

Total non-current assets	81,382	98,235

Total assets	256,089	270,612

	(In millions of yen)
	December 31, 2016	June 30, 2017

Liabilities
Current liabilities
Trade and other payables	21,532	22,317
Other financial liabilities, current	24,497	24,327
Accrued expenses	9,049	8,098
Income tax payables	5,699	2,980
Advances received	11,286	12,557
Deferred revenue	9,739	9,442
Provisions, current	964	1,019
Other current liabilities	3,670	1,212

Total current liabilities	86,436	81,952

Non-current liabilities
Other financial liabilities, non-current	-	58
Deferred tax liabilities	1,161	1,908
Provisions, non-current	1,120	2,731
Post-employment benefits	6,204	6,723
Other non-current liabilities	145	48

Total non-current liabilities	8,630	11,468

Total liabilities	95,066	93,420

Shareholders’ equity
Share capital	77,856	79,919
Share premium	91,208	91,283
Accumulated deficit	(12,381)	(2,100)
Accumulated other comprehensive income	4,151	7,227

Equity attributable to the shareholders of the Company	160,834	176,329

Non-controlling interests	189	863

Total shareholders’ equity	161,023	177,192

Total liabilities and shareholders’ equity	256,089	270,612

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited
	(In millions of yen)
	For the six-month period ended June 30,
	2016	2017
Revenues and other operating income:
Revenues	67,310	78,696
Other operating income	5,042	11,024

Total revenues and other operating income	72,352	89,720

Operating expenses:
Payment processing and licensing expenses	(15,128)	(15,024)
Employee compensation expenses	(19,114)	(19,265)
Marketing expenses	(4,754)	(7,858)
Infrastructure and communication expenses	(3,776)	(4,385)
Authentication and other service expenses	(6,137)	(10,709)
Depreciation and amortization expenses	(2,234)	(3,017)
Other operating expenses	(7,842)	(10,833)

Total operating expenses	(58,985)	(71,091)

Profit from operating activities	13,367	18,629
Finance income	40	67
Finance costs	(40)	(14)
Share of loss of associates and joint ventures	(144)	(2,443)
Loss on foreign currency transactions, net	(1,376)	(329)
Other non-operating income	-	1,094
Other non-operating expenses	(1,159)	(43)

Profit before tax from continuing operations	10,688	16,961
Income tax expenses	(6,156)	(6,405)

Profit for the period from continuing operations	4,532	10,556
Loss from discontinued operations, net of tax	(1,666)	(7)

Profit for the period	2,866	10,549

Attributable to:
The shareholders of the Company	2,559	10,273
Non-controlling interests	307	276

(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	14.63	46.95
Diluted profit for the period attributable to the shareholders of the Company	13.10	43.32
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	24.15	46.98
Diluted profit from continuing operations attributable to the shareholders of the Company	21.63	43.35
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(9.52)	(0.03)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(8.53)	(0.03)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited
	(In millions of yen)
	For the six-month period ended June 30,
	2016	2017
Profit for the period	2,866	10,549
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	(850)	4,295
Reclassification to profit or loss	273	(690)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period	(1,256)	404
Reclassification to profit or loss	50	-
Proportionate share of other comprehensive income of associates and joint ventures	(13)	(3)
Income tax relating to items that may be reclassified subsequently to profit or loss	41	(929)

Total other comprehensive income for the period, net of tax	(1,755)	3,077

Total comprehensive income for the period, net of tax	1,111	13,626

Attributable to:
The shareholders of the Company	767	13,347
Non-controlling interests	344	279

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited
(In millions of yen)
	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2016	12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive income/(loss)
Profit for the period	-	-	2,559	-	-	-	2,559	307	2,866
Other comprehensive income	-	-	-	(1,480)	(312)	-	(1,792)	37	(1,755)

Total comprehensive income/(loss) for the period	-	-	2,559	(1,480)	(312)	-	767	344	1,111
Recognition of share-based payments	-	4,961	-	-	-	-	4,961	-	4,961
Forfeiture of stock option	-	(34)	34	-	-	-	-	-	-
Acquisition of a subsidiary	-	-	-	-	-	-	-	92	92
Other	-	-	-	-	-	-	-	0	0

Balance at June 30, 2016	12,596	23,910	(16,611)	(1,240)	6,605	(1,789)	23,471	226	23,697

(In millions of yen)
	Equity attributable to the shareholders of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017	77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the period	-	-	10,273	-	-	-	10,273	276	10,549
Other comprehensive income	-	-	-	390	2,684	-	3,074	3	3,077

Total comprehensive income for the period	-	-	10,273	390	2,684	-	13,347	279	13,626
Recognition of share-based payments	-	748	-	-	-	-	748	-	748
Forfeiture of stock options	-	(8)	8	-	-	-	-	-	-
Exercise of stock options	2,063	(619)	-	-	-	-	1,444	-	1,444
Acquisition of non-controlling interests	-	(46)	-	2	-	-	(44)	15	(29)
Acquisition of a subsidiary	-	-	-	-	-	-	-	380	380

Balance at June 30, 2017	79,919	91,283	(2,100)	218	8,333	(1,324)	176,329	863	177,192

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for going concern assumption

Not applicable.